

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 8, 2017

Via E-mail
John Payne
President and Chief Operating Officer
VICI Properties Inc.
3329 W. Sunset Road, Suite 210
Las Vegas, NV 89113

> **Re: VICI Properties Inc.**
> **Registration Statement on Form 10-12G**
> **Filed May 12, 2017**
> **File No. 000-55791**

Dear Mr. Payne:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1.   Please note that your registration statement will become effective automatically 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 58

2.   We note that pro forma operating expenses for the golf course are $13.7 million. Please reconcile this amount to the disclosure on page 65 that states that the golf course properties incurred operating expenses on a pro forma basis of $18.2 million.

Note 1 – Balance Sheet Pro Forma Adjustments, page 59

3.   We note your adjustment (d). Please revise your disclosure to describe the methods, factors (e.g. discount rates, number of years for which cash flows are projected, etc.) and significant assumptions used in determining the valuation amounts for the fresh start adjustments.

4.   We note from your disclosure that the lease agreements are bifurcated between operating leases and direct financing leases. Please provide to us your detailed analysis supporting your conclusions to bifurcate your lease agreements and how they qualified to be accounted for as operating leases and direct financing leases. Please cite the applicable guidance in your response.

Note 2 – Statement of Operations Pro Forma Adjustments, page 60

5.   We note your adjustment (cc). Please clarify for us and provide details on how you calculated earned income from direct financing leases. Your response should address how your interest income exceeds pro forma rent payments accounted for under the direct financing lease method. Additionally, tell us the interest rate implicit in the leases.

Item 3. Properties, page 73

6.   We note your disclosure that Caesars Palace Las Vegas has over 1,400 slot and table gaming units, a 14,187 square foot high limit casino area, a 4,557 square foot high limit slots area, and a 24-hour poker room. We also note your disclosure regarding its 4,300-seat Colosseum entertainment venue, the 81,300 square foot OMNIA Nightclub, over 20 restaurants, lounges and bars, approximately 702,000 square feet of retail space, approximately 40,450 square feet of spa facilities and five swimming pools spanning eight acres. Please revise your properties disclosure to provide a more complete description of the non-CPLV properties or advise us why such disclosure is not necessary.

7.   We note that you have entered into long term lease agreements for your properties. To the extent material, please include disclosure regarding occupancy and RevPAR or advise us why such disclosure is not material.

Item 5. Directors and Executive Officers, page 78

8.   With respect to each expected director, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. See Item 5 of Form 10 and Item 401(e) of Regulation S-K.

Item 10. Recent Sales of Unregistered Securities, page 89

9.   Please include disclosure regarding the securities to be issued pursuant to the Bankruptcy Code. See Item 701 of Regulation S-K.

Item 11. Description of Registrant's Securities to be Registered, page 90

Conversion, page 94

10.   We note your disclosure that each holder of Series A preferred stock will be convertible into common stock based on the conversion rate in effect on the conversion date. Please revise to disclose how the conversion rate will be calculated.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Isaac Esquivel at (202) 551-3395 or Daniel Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel at (202)551-3799 or me at (202)551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Edward J. Schneidman, Esq. (*via e-mail*)
    Carol Anne Huff, Esq. (*via e-mail*)